SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS RECORD PROFITS OF €481M UP 20%,
FARES FALL 1%, TRAFFIC GROWS 20% TO 51M.

Ryanair, Europe's biggest low fares airline, today (
Tuesday,
3
rd
 June
 2008
) announced a 20% increase in full year net profits after tax to a record €481m. Traffic grew by 20% to 51m, average fares (including bag charges) fell by 1% to €44, while revenues grew 21% to €2.714bn. Despite a unit cost increase of 2%, due to higher staff and airport costs, Ryanair delivered an industry leading after tax profit margin of 18%.

Summary Table of Results (IFRS) - in Euro

Full Year Results	Mar 31, 2007	Mar 31, 2008	% Increase
Passengers	42.5m	50.9m	20%
Revenue	€2,237m	€2,714m	21%
Adjusted Profit after Tax (Note 1)	€401.4m	€480.9m	20%
Adjusted Basic EPS(EuroCents) (Note 1)	25.99	31.81	22%

Ryanair's CEO Michael O'Leary said:

"Delivering record profits and traffic during a year of much higher costs, is a testimony to the strength of the Ryanair lowest fare model. The principal highlights of the past year included:-

  After tax profit growth of 20% to €481m.
  Traffic growth of 20% to 51m.
  Added 30 new aircraft (year end fleet of 163 Boeing 737-800 jets).
  Opened 3 new bases at Bournemouth,
  Edinburgh
   and
  Belfast
   and 201 new routes.
  Improved punctuality and customer service figures at guaranteed lowest prices.
  Increased stake in Aer Lingus plc to 29.2%.
  Completed a €300m share buy back while still retaining €2.2bn in cash.

"
Average fares (which include baggage charges) fell by 1% as we opened new routes and bases to stimulate a 20% growth in traffic. Rising competitor fares and fuel surcharges helped to limit this winter fare decline to well above our -5% expectation. Ancillary revenues grew by 35%, almost double the rate of traffic growth. In-flight mobile telephony will be rolled out on a trial 14 aircraft from July 08 and will help us to grow ancillary revenues by allowing passengers to make and receive calls and texts on their own mobile phones during flight.

"
Unit costs rose by 2% reflecting the unjustified doubling of airport charges by the BAA Stansted monopoly, higher charges at the Dublin Airport monopoly and a 6% increase in average sector length. Cost increases over the winter were limited by our decision to ground 7 aircraft at Stansted and we will extend this program next Winter by grounding up to 20 aircraft ( approx. 10% of our fleet), mainly at Stansted and Dublin where high airport charges make it more profitable to ground aircraft rather than fly them through the Winter.

"
The CAA's recent proposal to allow the BAA Stansted monopoly to raise prices by up to 150% on top of last year's doubling of airport charges, proves yet again that the UK's airport regulatory regime has failed abysmally. We have called for the dismissal of the CAA regulator, who has repeatedly failed to protect or promote the interests of users. The Competition Commission's recent review of the BAA monopoly supported Ryanair's position when it found that:-

a)  The BAA's monopoly ownership of
 the Scottish
airports adversely affected competition.
b)  The BAA's monopoly ownership of
the
London
 airports adversely affected competition.
c)  The way the BAA monopoly conducted its business adversely affected competition.
d)  The
"inadequate regulatory regime"

run
 by the CAA adversely affected competition.

"
Ryanair renews its call for the break up of the UK's BAA airport monopoly. Ryanair believes that splitting the
London
 and Scottish airports into separately competing companies will bring about real competition, expedite capacity increases, improve passenger services and lower airport charges. Since this failed regulatory regime and abusive airport monopoly model has been copied at
Dublin
, we are continuing to campaign for the break up of the
Dublin

Airport
 monopoly. Competing terminals at
Dublin

Airport
 is the only way to improve passenger services and lower charges. In recent months the inadequate Irish regulator has rubber stamped further unjustified price increases for check-in desks, self service kiosks, car parking etc. as he continues to ignore the reasonable requirements of airport users.
Dublin
 is now one of the few European capitals where no competing airports exist, and this is why it is vital for Irish tourism and the economy that we develop competing terminals at
Dublin
 and prevent this Government owned monopoly from imposing massive price increases, while delivering an abysmal third rate passenger service.

"
The over-riding concern for airlines, passengers and investors currently is the irrational price of oil. Currently we face a price of $130 a barrel. Our hedging program last year insulated us from the worst of these price rises. Unlike almost all of our competitors Ryanair remains committed to a policy of no fuel surcharges - ever. We will continue to absorb these higher oil costs, even if it means that our profits will fall in the short-term, while we continue to deliver lower fares to almost 60 million passengers.

"
Ryanair is responding to these much higher oil prices by reducing costs in all other areas. In recent months we have added cheaper fuel efficient aircraft, announced a company wide pay freeze, implemented painful redundancies in our Dublin Call Centre, renegotiated many of our airport maintenance and handling contracts, as well as increased discretionary charges for baggage and airport check-in, to try to encourage more passengers to avail of web check-in and carry-on luggage facilities. The more passengers we convert to web check-in and carry-on luggage only, the more we can reduce our airport and handling costs and pass on these savings in the form of lower air fares.

"
Higher oil prices will not mean an end to low fare air travel. Higher oil prices will increase the attraction of Ryanair's guaranteed lowest fares, as consumers become more price sensitive, as competitors increase fares and fuel surcharges, and as many European airlines consolidate or go bust, a development which we believe is inevitable if oil prices remain above $100 this Winter. We do not believe that oil prices of $130 per barrel are sustainable over the medium term, but equally we don't know when they are going to fall.
What we as an airline and our investors must remember is that this is a cyclical industry, and a downturn in the industry provides enormous opportunity for airlines such as Ryanair.

"
The airlines who will survive this period of higher oil prices and industry downturn are those with new cheaper fuel efficient aircraft, lower costs, substantial cash balances, low net debt and management who are ready to exploit downturns to drive costs lower and increase efficiency. No airline is better placed in
Europe
 than Ryanair to trade through this downturn. We will therefore continue to grow, by lowering fares, taking market share from competitors, and expanding in markets where competitors either withdraw capacity or go bust. We believe that our earnings will rebound strongly when oil prices settle down as we believe they will, and in the interim we will take the tough decisions necessary to lower our costs in this difficult period.

"
The outlook for the coming fiscal year to March 2009 remains entirely dependent on fares and fuel prices. Based on forward bookings, we now believe it likely that average fares for the coming year will rise by approx. +5% and if oil prices remain at $130 per barrel, then we expect to accordingly breakeven for fiscal '09.

"
At the moment as there is nothing we can do about oil prices, we will continue to focus on improving our customer service metrics (punctuality, lost bags and cancellations), lowering costs and continuing to attack the regulated monopoly airports in London and Dublin who continue to increase charges for facilities that their users neither want nor need. If oil prices remain high, then there will undoubtedly be opportunities for Ryanair, as competitors withdraw capacity or go bust. If oil prices fall significantly, then our earnings will rebound accordingly. Either way we remain the best positioned European airline to take advantage of these market difficulties by utilising our lowest cost base, our substantial cash balances and our guaranteed lowest fares.

Share Buy Back

On 4
th
 Feb'08 the company announced that Directors have decided in the best interests of the company and shareholders to undertake a second share buyback programme of up to €200m. To date the company has purchased 11.85 million shares at a total spend of €33m. This is equivalent to 0.8% of the issued share capital of the company.

Note 1.

Excludes year end March 2008, exceptional items i) €10.6m Net of Tax gain from the disposal of 5 aircraft, ii) accelerated depreciation Net of Tax of €9.3m on 15 aircraft to be disposed in 2009/10 and, iii) a €91.6m write down of our stake in Aer Lingus. The year ended March 2007 figure excludes an exceptional item amounting to €34.2m due to the release of a deferred tax overprovision.

E
nds.

                 Tuesday, 3
rd
 June 2008

For further information
    Howard Millar

Pauline McAlester
please contact:

        Ryanair Holdings Plc

Murray Consultants

Tel: 353 1 812 1212

Tel: 353 1 498 0300

www.ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is
Europe
's largest low fares airline with 27 bases and 653 low fare routes across 26 countries. By the end of March 2009 Ryanair will operate a fleet of 195 new Boeing 737-800 aircraft with firm orders for a further 67 new aircraft (all net of planned disposals), which will be delivered over the next 4 years. Ryanair currently employs a team of 5,900 people and expects to carry approximately 60 million scheduled passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet measured in accordance with IFRS (unaudited)
	At Mar 31,	At Mar 31,
	200 8	2007
	€'000	€'000
Non-current assets
Property, plant and equipment	3, 5 82 , 126	2, 901 , 505
Intangible assets	46,841	46,841
Available for sale financial assets	3 11 ,4 62	406,075
Total non-current assets	3, 940 , 429	3,3 54 , 421

Current assets
Inventories	1 , 99 7	2,420
Other assets	1 69 , 580	132 , 697
Current tax prepayment	1,585	-
Trade receivables	34 , 178	23,412
Derivative financial instruments	10 , 228	52,736
Restricted cash	292 , 431	258,808
Financial assets: cash > 3months	4 06 , 274	592,774
Cash and cash equivalents	1, 470 , 849	1,346,419
Total current assets	2, 387 , 122	2, 409 , 266

Total assets	6 , 3 27 , 551	5, 763 , 687

Current liabilities
Trade payables	1 2 9 , 289	127 , 243
Accrued expenses and other liabilities	919 , 349	807,136
Current maturities of debt	366 ,8 01	178,918
Derivative financial instruments	1 41 , 711	56,053
Current tax	-	20,822
Total current liabilities	1, 557 , 150	1,1 90 , 172

Non-current liabilities
Provisions	42 , 790	28,719
Derivative financial instruments	75 , 685	58,666
Deferred income tax	1 48 , 088	151,032
Other creditors	1 0 1 , 9 5 0	112,177
Non-current maturities of debt	1,8 99 , 694	1,683,148
Total non-current liabilities	2,2 68 , 207	2,033,742

Shareholders' equity
Issued share capital	9,465	9,822
Share premium account	59 2 , 761	607,433
Capital redemption reserve	23,43 2	-
Retained earnings	2 , 000 , 422	1,905,211
Other reserves	( 1 23 , 886 )	17,307
Shareholders' equity	2,5 02 , 194	2,539,773

Total liabilities and shareholders' equity	6 , 3 27 , 551	5, 7 6 3 , 687

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Income Statement measured in accordance with IFRS (unaudited)

	Pre		Total
	Exceptional	Exceptional	Year	Year
	Results	Items	Ended	Ended
	Mar-31	Mar-31	Mar-31	Mar-31
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	2,225,692	-	2,225,692	1,874,791
Ancillary revenues	488,130	-	488,130	362,104
Total operating revenues
-continuing operations	2,713,822	-	2,713,822	2,236,895
Operating expenses
Staff costs	285,343	-	285,343	226,580
Depreciation	165,332	10,617	175,949	143,503
Fuel & oil	791,327	-	791,327	693,331
Maintenance, materials & repairs	56,709	-	56,709	42,046
Marketing & distribution costs	17,168	-	17,168	23,795
Aircraft rentals	72,670	-	72,670	58,183
Route charges	259,280	-	259,280	199,240
Airport & handling charges	396,326	-	396,326	273,613
Other	121,970	-	121,970	104,859
Total operating expenses	2,166,125	10,617	2,176,742	1,765,150
Operating profit - continuing operations	547,697	(10,617)	537,080	471,745
Other f inance income/ ( expenses )
Finance income	83,957	-	83,957	62,983
Finance expense	(97,088)	-	(97,088)	(82,876)
Foreign exchange gain/(loss)	(5,606)	-	(5,606)	(906)
Loss on impairment of av ailable for sale financial asset	-	(91,569)	(91,569)	-
Gain on disposal of property, plant & equipment	-	1 2,153	12,153	91
Total other income/(expenses)	(18,737)	(79,416)	( 9 8, 153 )	(20,7 08 )
Profit before tax	528,960	(90,033)	438,927	451,037
Tax on profit on ordinary activities	(4 8 , 027 )	(192)	(48,219)	(49,636)
R elease of prior year tax overprovision	-	-	-	34,199
Profit for the period- all attributable to equity holders of parent	48 0 , 933	( 90 , 225 )	39 0 , 708	435,600

Basic earnings per ordinary share euro cent			25.84	28.20
Diluted earnings per ordinary share euro cent			25.62	27.97
*Basic adjusted earnings per ordinary share euro cent			31. 8 1	25.99
*Diluted adjusted earnings per ordinary share euro cent			31. 5 4	25.77
Weighted average number of ordinary shares (in 000's)			1,512,012	1,544,457
Weighted average number of diluted shares (in 000's)			1,524,935	1,557,503

*
 Calculated on profit for the year before exceptional items

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Cashflow Statement measured in accordance with IFRS (unaudited)
	Year	Year
	Ended	ended
	Mar 31,	Mar 31,
	200 8	200 7
	€'000	€'000
Operating activities
Profit before tax	438 , 927	4 51 , 037

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	1 75 , 9 4 9	1 43 , 503
D ecrease in inventories	423	1, 002
(Increase)/decrease in trade receivables	(1 0 , 766 )	6,497
(Increase) in other current assets	( 35 , 899 )	( 51 , 3 86 )
Increase in trade payables	2 , 046	27 , 039
Increase in accrued expenses	80 , 629	233 , 839
(Decrease)/i ncrease in other creditors	(5,267)	75 , 351
Increase in maintenance provisions	14 , 071	11 , 997
( Gai n) on disposal of property, plant and equipment	(1 2 , 153 )	(9 1 )
Loss on available for sale financial asset	91,569	-
(Increase)/decrease in interest receivable	(985)	48
Increase in interest payable	1 , 23 5	2,671
Retirement costs	431	589
Share based payments	10, 925	3 , 935
I ncome tax (paid)	( 47 , 23 4 )	(5,194)
Net cash provided by operating activities	703,901	900 , 837

Investing activities
Capital expenditure (purchase of property, plant and equipment)	( 937 , 115 )	( 525 , 956 )
Proceeds from sale of property, plant and equipment	1 50 , 042	495
Purchase of equities classified as available for sale	(58 , 114)	(34 4 , 917 )
Net ( i nvestment) in restricted cash	(33 , 623)	(54,768)
Net r eduction/(investment) in financial assets: cash > 3months	1 86 , 500	( 263 , 847 )
Net cash used in investing activities	( 6 92,310)	( 1,1 8 8 , 993 )

Financing activities
Cost associated with repurchase of shares	(299,994)	-
Net proceeds from shares issued	8, 40 3	1 1 , 233
Net i ncrease in long term borrowings	404 , 430	184 , 338
Net cash provided by financing activities	112 , 83 9	195 , 571

Increase/(decrease) in cash and cash equivalents	124 , 430	( 92 , 585 )
Cash and cash equiva lents at beginning of the year	1,346,419	1,439,004
Cash and cash equivalents at end of the year	1, 470 , 849	1, 346 , 419

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2008	2007
	€'000	€'000

Net actuarial gains from retirement benefit plans	4,497	1,988
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash flow hedges	(129,960)	79,025
Net change in fair value of cash flow hedges transferred to profit and loss	26,768	(32,920)
Net movements (out of)/into cash flow hedge reserve	(103,192)	46,105

Net ( decrease )/increase in fair value of available for sale financial asset	( 140 , 495 )	48,926
Impairment of available for sale financial asset	91,569	-
Net movements (out of)/into available for sale financial asset	(48,926)	48,926

Income and expenditure recognised dire ctly in equity	(147 , 621)	97,01 9

Profit for the year	390,708	435,600

Total recognised income and expense	243,087	532,619

Ryanair Holdings plc and Subsidiaries

Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.

Exceptional items in the year ended March 31, 2008 amounted to €91.6m relating to the impairment of the Aer Lingus shareholding, a €10 .6m gain (net of tax) which arose on the sale of 6 Boeing 737-800 aircraft and an accelerated depreciation charge of €9.3m (net of tax) in relation to the forward sale of aircraft. In the year ended March 31, 2007 there was an exceptional item amounting to €32.4m. This arose from the one time tax release of an overprovision in deferred tax.

Profit after tax decreased by 10% , due to the exceptional items, compared to the previous year ended March 31, 2007 to €390.7m, whilst adjusted profit after tax increased by 20% to €480.9m.

Summary year ended March 31, 2008

Profit after tax increased by 20% to €480.9m compared to €401.4m in the previous year ended March, 2007 reflecting a 20% increase in passenger numbers, a 1% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of higher fuel, airport charges, and staff costs. Total operating revenues increased by 21% to €2 ,713.8m, faster than the 20% growth in passenger volumes, as average fares decreased by 1% and ancillary revenues grew by 35% to €488.1m. Total revenue per passenger as a result increased by 1%, whilst Load Factor remained flat at 82 % during the year.

Total operating expenses increased by 23% to €2,166.1m , due to the increased level of activity, and increased costs, associated with the growth of the airline. Fuel, which represents 37% of total operating costs compared to 39% last year, increased by 14% to €791.3m due to an increase in the number of hours flown, offset by a decrease in our US dollar cost per gallon and a positive movement in the US dollar exchange rate versus the euro. Staff costs rose by 26% reflecting the growth in the airline, a share option charge of €10.9m, and a one off increase in cabin crewing ratios. Excluding the charge of €10.9m for the share option grant, staff costs would have increased by 22%. Airport and Handling charges increased by 45% to €396.3m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport. Unit costs rose by 2% and operating margins decreased by 1 point to 20%, whilst operating profit increased by 16% to €547.7m.

Net Margins remained flat for the reasons outlined above.

Earnings per share increased by 22% to 31.81 cent for the year reflecting our increased profitability and a share buyback of 59.5m shares during the year.

Balance Sheet

Total cash decreased by €28.4m to €2,169.6m as the growth in profitability was offset by the funding of, (i) a €300m share buy back programme, (ii) a €58.1m investment in Aer Lingus and (iii) €937 .1m of capital expenditure. Total debt, net of repayments, increased during the period by €404.4m. Shareholders’ Equity at March 31, 2008 decreased by €37.6m to €2,502.2m, compared to March 31, 2007 due to the €390 .7m increase in profitability during the period and €8.4m proceeds from the exercise of share options, offset by €436.7m due to the impact of the required IFRS accounting treatment for derivative financial instruments, pensions, available for sale financial assets, stock option grants and a share buy back.

Detailed Discussion and Analysis Year ended March 31 , 2008

Adjusted Profit after tax, increased by 20% to €481.4m due to a 20% increase in passenger numbers, a 1% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of increased airport costs which rose by 45% to €396.3m (arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport) and increased staff costs primarily due to higher cabin crewing ratios, which rose by 26% to €285.3m. Operating margins, as a result, decreased by 1 point to 20%, which in turn resulted in operating profit increasing by 16% to €547.7m.

Total operating revenues increased by 21% to €2,713.8m whilst passenger volumes increased by 20% to 50.9m. Total revenue per passenger increased by 1% due to strong ancillary revenue growth.

Scheduled passenger revenues increased by 19% to €2,225.7m reflecting a 1% decrease in fares and a 20% increase in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases. Load factor remained flat at 82 % during the year.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 35% to €488.1m in the period. This performance reflects the strong growth in onboard sales, excess baggage revenues, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 23% to €2,166.1m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 6% increase in average sector length.

Staff costs have increased by 26% to €285.3m. This primarily reflects a 32% increase in average employee numbers to 5,262, the impact of pay increases granted during the period, and a €10.9m charge for a share option grant to eligible employees. Excluding the charge of €10.9m for the share option grant, staff costs would have increased by 22% . Employee numbers rose due to the growth of the business and an increase in cabin crewing ratios as a result of a new EU working directive. Pilots, who earn higher than the average salary, accounted for 18% of the increase in employees during the period.

Depreciation and amortisation increased by 15% to €165.3m. This reflects, net of disposals, an additional 27 lower cost ‘owned’ aircraft in the fleet this year offset by a revision of the residual value of the fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar (+€9.6m).

Fuel costs rose by 14% to €791.3m due to a 27% increase in the number of hours flown offset by a 9% decrease in the euro equivalent cost per gallon of fuel hedged in addition to a reduction in fuel consumption resulting from the installation of winglets.

Maintenance costs increased by 35% to €56.7m, due to a combination of the growth in the number of leased aircraft from 30 to 35 and the increased level of activity, offset by the positive impact of a stronger euro versus US dollar exchange rate.

Marketing and distribution costs decreased by 28% to €17.2m due to the tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 25% to €72.7m as the weighted average number of leased aircraft increased by 10 to 35 during the year compared to last year.

Route charges rose by 30% to €259.3m due to an increase in the number of sectors flown and a 6% increase in the average sector length.

Airport and handling charges increased by 45% to €396.3m, significantly faster than the growth in passenger volumes, and reflects the impact of the doubling of unit costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.

Other expenses increased by 16% to €122.0m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 1 point to 20% due to the reasons outlined above whilst operating profits have increased by 16% to €547.7m during the year.

Interest receivable has increased by 33% to €84.0m for the period primarily due to the increase in average deposit rates earned in the period, partially offset by a lower average cash balance.

Interest payable increased by 17% to €97.1m due to the drawdown of debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange losses during the period of €5. 6m are primarily due to the negative impact on foreign currency deposits of changes in the US dollar and sterling exchange rate against the euro.

Exceptional items:

Accelerated depreciation of €10.6m (€9.3m net of tax) arose on the forward sale of aircraft to be disposed in 2009/10.

Gains on disposal of property, plant and equipment of €12.1m arose on the sale of 6 Boeing 737-800 aircraft.

Impairment Charge: During the year the company recognised an impairment charge of €91.6m on its Aer Lingus shareholding reflecting the fall in Aer Lingus’ share price.

The Company’s Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of €703.9m and €150.0m from the sale of Boeing 737-800 aircraft which part funded the €300.0 m share buy back programme, €58.1m increased investment in Aer Lingus, and capital expenditure incurred during the period with the remaining balance reflected in Total Cash (represented by cash and cash equivalents, restricted cash and cash on deposit for more than 3 months) of €2,169.6m. Capital expenditure amounted to €937.1m which largely consisted of advance aircraft payments for future aircraft deliveries the delivery of thirty three aircraft and two simulators. Long term debt, net of repayments, increased by €404.4m during the period.

Shareholders’ Equity at March 31, 2008 decreased by €37.6m to €2,502. 2m, compared to March 31, 2007 due to the €390. 7m increase in profitability during the period and €8.4m proceeds from the exercise of share options, offset by €436. 7m reflecting the impact of IFRS accounting treatment for derivative financial assets, pensions, available for sale financial assets, stock option grants and a share buy back. (See details in note 14).

Ryanair Holdings plc and Subsidiaries

Notes

1.	Reporting entity

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”).

The consolidated financial statements of the Group as at and for the year ended March 31, 2007 are available at www.ryanair.com

2.	Audit committee approval

The Audit Committee approved the preliminary financial statements for the year ended March 31 , 2008 on May 29, 2008 .

3.	Significant accounting policies

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

4.	Generally Accepted Accounting Policies

The Management Discussion and Analysis of Results (Operating and Financial Overview) for the year ended March 31 , 2008 and the comparative year are based on the adjusted results reported under the Group’s IFRS accounting policies.

5.	Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

During the year ended March 31, 2008 management reassessed its estimates of the recoverable amount of aircraft residual values following certain recent and forward aircraft disposals and aircraft pricing trends in the market.

6.	Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

7.	Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the year ended March 31 , 2008 was approximately 11 percent, in line with last year.

8.	Capital and reserves

Share buy back programme.

The Company commenced a share buy back programme in June 2007 and at March 31, 2008 59.5m shares, at an approximate cost of €300m, have been purchased and cancelled. This represents approximately 3.8 % of the pre existing share capital of the Company.

9.	Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. The charge to the income statement in the period of approximately €10.9m is primarily related to the 2007 employee share option grant.

10.	Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

11.	Capital commitments

During the year ended March 31 , 2008 the Group announced the purchase of 27 additional Boeing 737-800s. This brings Ryanair’s total firm orders for Boeing 737-800s to 308 and the total fleet size (net of planned disposals) to 262 by 2012. These additional aircraft are due for delivery in financial year ending March 31, 2010.

12.	Post balance sheet events

There were no significant post balance sheet events.

13.	Loans and borrowings

The following is the movement in loans and borrowings (non-current and current) during the year.

€'000
Balance at April 1, 2007	1,862,066
Loans raised to finance aircraft/simulator purchases	646,392
Repayments of debt borrowed	(241,962)
Balance at March 31, 2008	2,266,496

14.	Changes in shareholders’ equity

				Other	Reserves
		Share		Capital
	Ordinary	premium	Retained	redemption	Other
	shares	account	earnings	Shares	reserves	Total
	€'000	€'000	€'000	€'000	€'000	€'000
Balance at March 31, 2006	9,790	596,231	1,467,623	-	(81,659)	1,991,985
Issue of ordinary equity shares	32	11,202	-	-	-	11,234
Effective portion of changes in fair value of cash flow hedges	-	-	-	-	79,025	79,025
Net change in fair value of cash flow hedges transferred to profit and loss	-	-	-	-	(32,920)	(32,920)
Net movement into cash flow reserve	-	-	-	-	46,105	46,105
Net change in fair value of available for sale assets	-	-	-	-	48,926	48,926
Share based payments	-	-	-	-	3,935	3,935
Retirement benefits	-	-	1,988	-	-	1,988
Subtotal	-	-	1,988	-	98,966	100,954
Profit for the financial year	-	-	435,600	-	-	435,600
Balance at March 31, 2007	9,822	607,433	1,905,211	-	17,307	2,539,773
Issue of ordinary equity shares	21	8,382	-	-	-	8,403
Repurchase of ordinary equity shares	-	-	(299,994)	-	-	(299,994)
Capital redemption reserve fund	(378)	(23,054)	-	23,432	-	-
Effective portion of changes in fair value of cash flow hedges	-	-	-	-	(129,960)	(129,960)
Net change in fair value of cash flow hedges transferred to profit and loss	-	-	-	-	26,768	26,768
Net movement out of cash flow reserve	-	-	-	-	(103,192)	(103,192)
Net change in fair value of available for sale assets	-	-	-	-	(48,926)	(48,926)
Share-based payments	-	-	-	-	10,925	10,925
Retirement benefits	-	-	4,497	-	-	4,497
Subtotal	(378)	(23,054)	(295,497)	23,432	(141,193)	(436,690)
Profit for the period	-	-	390,708	-	-	390,708
Balance at March 31, 2008	9,465	592,761	2,000,422	23,432	(123,886)	2,502,194

15.	Analysis of operating revenues and segmental analysis

All revenues derive from the Group’s principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Year	Year
	ended	ended
	Mar 31,	Mar 31,
	2008	200 7
	€'000	€'000
United Kingdom	1,021 , 005	984 ,010
Other European countries	1, 692 , 817	1, 252, 885
Total operating revenues	2, 71 3, 822	2 ,236 , 895

All of the Group’s operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

16.	Property, plant and equipment

Acquisitions and disposals

During the year ended March 31 , 2008, the Group acquired assets with a cost of €937.1m (year ended March 31 , 2007: €495. 0 million). There were six Boeing 737-800 aircraft disposed of during the year, the sale proceeds of which amounted to €150.0m. Deposits have been received in relation to forward sales.

17.	US GAAP Reconciliation

Following on from the issuance by the SEC of rule 3235 “Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP”, the Group has chosen to exclude a US GAAP Reconciliation from its preliminary announcement and the annual statutory financial statements, when these are prepared.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  02 June, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director